Exhibit (a)(5)

Subject: Important Reminder Notice

Dear NCI Option Holder:

This is just a reminder that the deadline of September 19, 2012 (11:59 p.m. Eastern Time) is approaching for you to elect to participate in the stock option repurchase program. If you wish to participate in the offer to tender your Eligible Options, as described in the offering materials, you must complete and sign the Letter of Transmittal and return it to us by email at Llangsam@nciinc.com or by mail to NCI, Inc., 11730 Plaza America Drive, Reston, Virginia 20190-4764, Attention: Lisa Langsam. If you wish to participate, we must receive your completed and signed Letter of Transmittal before the deadline noted above.

Questions about this offer should be sent to Michele Cappello, General Counsel at

Mcappello@nciinc.com or 703-707-6566.